Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MICRONETICS, INC.

a Delaware corporation

FIRST: The name of the corporation is:

MICRONETICS, INC.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, DE 19904, County of Kent. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of common stock which the corporation shall have authority to issue is Three Thousand (3,000), and the par value of each of such shares is $0.001.

FIFTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a)	The election of directors need not be by written ballot.

(b)	The board of directors shall have the power and authority:

(1)	to adopt, amend or repeal by-laws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the by-laws;

(2)	to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3)	subject to any provision of the by-laws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the by-laws of the corporation or by the board of directors.

SIXTH:

(a) Limitation of Liability. To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or as may hereafter be amended (“Delaware Law”), a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(b) Indemnification. This corporation shall indemnify to the fullest extent permitted by Delaware Law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director or officer of this corporation, or any predecessor of this corporation, or serves or served at any other enterprises as a director, officer, or employee at the request of this corporation or any predecessor to this corporation.

(c) Matters Prior to Effective Time. Notwithstanding Sections 6(a) and (b) above, the rights of all directors, officers, employees and agents of the corporation with respect to indemnification, exculpation and advancement of expenses, and relating to periods prior to the Effective Time (as defined below), including claims asserted after the Effective Time but relating to periods prior to the Effective Time, shall be as set forth on Annex A hereto; provided, however, the rights conferred on any director, officer, employee or agent by Annex A shall not be exclusive of any other rights which such director, officer, employee or agent may have or hereafter acquire under any statute, provision of the by-laws, agreement, vote of stockholders or disinterested directors or otherwise. As used herein, “Effective Time” has the meaning given to it in the Agreement and Plan of Merger, dated as of June 8, 2012, among the corporation, Mercury Computer Systems, Inc., a Massachusetts corporation, and Wildcat Merger Sub Inc., a Delaware corporation.

(d) Amendments. Neither any amendment nor repeal of this Article SIXTH, nor the adoption of any provision of this corporation’s Certificate of Incorporation inconsistent with this Article SIXTH shall eliminate or reduce the effect of this Article SIXTH, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article SIXTH, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

Annex A to

Amended and Restated Certificate of Incorporation

The Corporation shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto. Furthermore, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as director, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under § 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.